PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
To Prospectus Dated December 12, 1997,                Registration No. 333-38111
As Supplemented to Date



                             CAREMATRIX CORPORATION

                                  300,000 shares
                     Common Stock, Par Value $.05 Per Share

     This Prospectus Supplement (the "Supplement") relates to the resale of shares of Common Stock (the "Shares") issued upon the exercise of warrants (the "Warrants") granted by CareMatrix Corporation (the "Company") to the additional Selling Stockholders set forth in the table below. Pursuant to information provided to the Company by such Selling Stockholders, (i) no such Selling Stockholder is the beneficial owner of 1% or more of the Company's Common Stock, and (ii) assuming the sale of all the Shares, following the offering, none of such Selling Stockholders will own any shares of Common Stock. This supplement should be read in conjunction with the Prospectus dated December 12, 1997, as supplemented to date (the "Prospectus"), to be delivered with this Supplement. All capitalized terms used but not defined in this Supplement shall have the meanings given them in the Prospectus.

Selling Stockholder                             Shares Underlying Warrant(1)
-------------------                             ----------------------------
Emeritus Corporation(2)                                  11,163

Daniel R. Baty(3)                                        11,163

----------------------
(1) The number of shares of Common Stock underlying each Warrant is subject to adjustment in certain circumstances pursuant to the terms of each individual Warrant, including in the event of stock splits, stock dividends and issuances of debt or equity securities by the Company.

(2) In July 1995, the Company entered into a purchase agreement (the "Purchase Agreement") for the purchase of certain assisted living facilities for a cash purchase price of $22.6 million. In August 1995, the Company assigned all of its rights under the Purchase Agreement to Emeritus Corporation ("Emeritus") for $1.0 million. In April 1997, the Company and Emeritus entered into a settlement agreement pursuant to which (i) Emeritus transferred to the Company its 49% interest in a New Hampshire facility in which the Company held the remaining 51%, (ii) the Company paid to Emeritus $410,000, (iii) the Company indemnified Emeritus against liabilities associated with such facility, (iv) Emeritus indemnified the Company against liabilities associated with facilities managed or developed by the Company for Emeritus, and (v) Emeritus and the Company generally released each other from claims arising out of such management and development agreements, including certain disputes under such agreements. The settlement agreement terminated substantially all ongoing business relationships between the Company and Emeritus.

(3) Daniels R. Baty is the President of Emeritus.

                                *      *      *

     The closing price of the Company's Common Stock as reported on the American Stock Exchange on June 11, 1998 was $23.0625 per share.

             The date of this Prospectus Supplement is June 12, 1998